NEWMIL BANCORP, INC.

              NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


To the Shareholders of NewMil Bancorp, Inc.:

     NOTICE IS HEREBY GIVEN that the 1997 Annual Meeting of Shareholders of NEWMIL BANCORP, INC. will be held at the Candlewood Valley Country Club, New Milford, Connecticut on Friday, October 24, 1997 at 9:30 a.m., for the purpose of considering and voting on the following matters:

1. To elect three Directors to serve until the Annual Meeting of Shareholders in 2000 and one Director to serve until the Annual Meeting of Shareholders in 1999 who with the five Directors whose terms of office do not expire at this meeting, will constitute the full Board.

2. To approve an Amendment to the Corporation's 1986 Stock Option Incentive Plan for Key Officers and Employees.

3. To ratify the appointment of Coopers & Lybrand as independent auditors for the fiscal year ending June 30, 1998.

4. To transact such other business as may properly be brought before the meeting or any adjournment thereof.

     Only shareholders of record at the close of business on September 4, 1997, are entitled to notice of and to vote at this meeting or any adjournment thereof.

                                   By order of the Board of Directors,



                                   Betty F. Pacocha
                                   Secretary

New Milford, Connecticut
September 22, 1997


     YOUR VOTE IS IMPORTANT. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY THEN REVOKE YOUR PROXY AND VOTE IN PERSON.

                         NEWMIL BANCORP, INC.
                           19 Main Street
                   New Milford, Connecticut  06776

                   ANNUAL MEETING OF SHAREHOLDERS
                          OCTOBER 24, 1997

                           PROXY STATEMENT


               INFORMATION CONCERNING THE SOLICITATION

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of NewMil Bancorp, Inc. (the "Corporation"), a Delaware corporation, for the Annual Meeting of Shareholders of the Corporation to be held at the Candlewood Valley Country Club, New Milford, Connecticut on Friday, October 24, 1997 at 9:30 a.m. (the "Meeting"), and any adjournments thereof. This Proxy Statement and the enclosed proxy card are first being given or sent to shareholders on or about September 22, 1997.

     The Corporation will bear the costs of soliciting proxies from its shareholders. In addition to this solicitation by mail, proxies may be solicited by Directors, officers and employees of the Corporation and the Bank by personal interview, telephone or telegram. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of the Corporation's Common Stock (as hereinafter defined) held of record by such persons, and the Corporation may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

     Only holders of Common Stock of record at the close of business on September 4, 1997 (the "Record Date") are entitled to vote at the Meeting.
On that date, there were 3,835,090 shares of the Corporation's $.50 par value common stock outstanding (the "Common Stock"). All shares of Common Stock outstanding carry voting rights and all shareholders are entitled to one vote per share of Common Stock held by such shareholder on each matter submitted to vote. Pursuant to the Corporation's Bylaws, a majority of the outstanding shares entitled to vote, present either in person or by proxy, will constitute a quorum for transacting business at the Meeting.

     Shares represented by properly executed proxies in the enclosed form will be voted in accordance with any specifications made therein. Proxies that contain no directions to the contrary will be voted FOR the election of all nominees for Director, FOR the Amendment to the Corporation's 1986 Stock Option and Incentive Plan for key officers and employees and FOR the ratification of the appointment of Coopers & Lybrand as the Corporation's independent auditors for the fiscal year ending June 30, 1998. If any other business is properly presented at this Meeting, the Proxy shall be voted in accordance with the recommendations of management.

     A shareholder who executes and returns a proxy on the enclosed form has the power to revoke it at any time before it is voted at the Meeting by filing with the Secretary of the Corporation an instrument revoking it, or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute the revocation of a proxy. Voting by those present during the conduct of the Meeting will be by ballot.

                       PRINCIPAL SHAREHOLDERS

     The following table shows those persons known to the Corporation (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) to be the beneficial owners of more than five percent of the Common Stock as of the Record Date. In preparing the following table, the Corporation has relied on information supplied in public filings filed by such persons with the Securities and Exchange Commission and other information available to it. According to this information, each person listed below is believed to have sole voting and investment powers with respect to shares beneficially owned except as noted.

                                   Shares
      Name and Address          Beneficially      Percent
     of Beneficial Owner            Owned        of Class
 Dimensional Fund Advisor Inc.     297,000(1)      7.74%
 1299 Ocean Avenue, 11th Floor,
 Santa Monica, CA 90401

 First Manhattan Company           265,600(2)      6.93%
 437 Madison Ave
 New York, NY  10022

 James R. Williams                 245,978(3)      6.41%
 RFD #2, Box 281
 Millerton, NY  12522


(1) Dimensional Fund Advisors, Inc.'s beneficially owned shares are based on a Securities and Exchange Commission 13F filing for the quarter ended
     June 30, 1997. Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 297,000 shares of NewMil Bancorp, Inc. common stock as of June 30, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for each of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.
(2) First Manhattan Company's beneficially owned shares are based on a Securities and Exchange Commission 13F filing for the quarter ended
     June 30, 1997. First Manhattan Company ("First Manhattan"), a registered investment advisor, is deemed to have beneficial ownership of 265,600 shares of NewMil Bancorp, Inc. common stock as of June 30, 1997, all of which shares are held in investment portfolios of First Manhattan clients.
(3) Mr. Williams' beneficially owned shares are based on information available to the Bank.


              THE BOARD OF DIRECTORS AND ITS COMMITTEES

     In accordance with the Corporation's Bylaws and the applicable laws of Delaware, responsibility for the management of the Corporation is vested in the Board of Directors. During the year ended June 30, 1997, the Board of Directors of the Corporation held thirteen (13) regular and special meetings. The Board of Directors of the Corporation is comprised of the same individuals who serve on the Board of Directors of the Corporation's wholly-owned subsidiary, New Milford Savings Bank (the "Bank"). Each Director attended at least 75 percent of the meetings of the Board of Directors of the Corporation and any committee(s) of which he or she was a member.

     During fiscal 1997 many matters ordinarily dealt with by subcommittees of each Board of Directors were dealt with by the appropriate Board of Directors as a committee of the whole. The committees of the Corporation's Board of Directors are the Audit Committee, the Investment Committee, the Nominating Committee, and the Salary and Benefits Committee. The committees of the Bank's Board of Directors are the Audit Committee, the Community Reinvestment Act Committee, the Investment Committee, the Loan Committee, the Nominating Committee, the Salary and Benefits Committee, and the Trust Committee.

     The Corporation's Audit Committee met two (2) times during fiscal 1997. The Corporation's Audit Committee is responsible, amongst other things, for oversight of: internal accounting controls; the internal audit function; the selection of independent accountants; the results of the annual audit examination; and, relationships with state and federal regulatory agencies. The members of the Corporation's Audit Committee are Willis H. Barton, Jr., Herbert E. Bullock, Laurie G. Gonthier and Mary C. Williams.

     The Corporation's Nominating Committee met two (2) times during fiscal 1997. The Corporation's Nominating Committee recommends to the Corporation's Board of Directors candidates for director either to be elected at annual meetings of shareholders or to be appointed by the Board of Directors from time to time for the purpose of filling any vacancy on the Board of Directors. Vacancies in directorships may be filled, until the expiration of the term of the vacated directorship, by a vote of a majority of the directors then in office. The members of the Corporation's Nominating Committee are Herbert E. Bullock, John V. Haxo, Suzanne L. Powers and Mary C. Williams.

     The Corporation's Salary and Benefits Committee met one (1) time during fiscal 1997. The Corporation's and the Bank's Salary and Benefits Committees make recommendations to their respective Boards of Directors on compensation for officers and employees, and on benefit plans for employees of the Corporation and the Bank. The Bank's Salary and Benefits Committee administers the 1986 Stock Option Plan for officers and key employees of the Bank, which includes recommendations for the granting of stock options. The members of the Salary and Benefits Committee are Willis H. Barton, Jr.,
John V. Haxo, Suzanne L. Powers and Mary C. Williams.

     The Corporation's Investment Committee met ten (10) times during fiscal year 1997. The Corporation's and the Bank's Investment Committees approve investment policies and monitor the performance of the Corporation's and the Bank's investment portfolios. The members of the Corporation's and the Bank's Investment Committees are Herbert E. Bullock, Laurie G. Gonthier, John V. Haxo and Francis J. Wiatr.

     Matters ordinarily dealt with by the Bank's Loan Committee were dealt with during fiscal year 1997 by the Bank's Board of Directors as a committee of the whole. The Bank's Loan Committee approves the loan policies of the Bank, approves certain loans and reviews all reports on the loan portfolio.

     Matters ordinarily dealt with by the Bank's Trust Committee were dealt with during fiscal year 1997 by the Bank's Board of Directors as a committee of the whole. The Trust Committee approves the trust policies of the Bank and reviews all trust accounts. The Bank's Trust Committee no longer administers trust accounts for unrelated third parties. The Bank remains as Trustee for only one account, New Milford Savings Bank Pension Plan, and serves as custodian for the New Milford Savings Bank Foundation. The Bank's Trust Committee, therefore, continues to administer these accounts. The members of the Bank's Trust Committee are Herbert E. Bullock, John V. Haxo, and Suzanne L. Powers.

     The Bank's Community Reinvestment Act Committee ("CRA") met two (2) times during fiscal year 1997. The committee was formed as a means of assuring compliance with the requirements of the Community Reinvestment Act. The members of the Bank's CRA Committee are Herbert E. Bullock, Willis H. Barton, Jr., and Francis J. Wiatr.

Directors Compensation

     Officers of the Corporation who are also directors receive no compensation as directors. Each non-employee director received an annual stipend of $7,500 for the fiscal year ended June 30, 1997. Directors also receive $250 for each Board meeting attended and $150 for each additional committee meeting attended.

     On October 23, 1992, at the 1992 Annual Meeting, the Shareholders approved the 1992 Stock Option Plan for Outside Directors (the "1992 Plan"). Each non-employee director was granted options to purchase 10,000 shares of Common Stock of the Corporation pursuant to such 1992 Plan, at an exercise price of $3.00, the fair market value of the Corporation's Common Stock on the date of grant. On October 20, 1995, at the 1995 Annual Meeting, the Shareholders approved certain amendments to the 1992 Plan. The 1992 Plan, as amended, provides that on June 30 of each year each non-employee director shall receive a grant of additional options of 2,000 shares. In addition, any newly elected non-employee directors shall receive an initial option grant of 3,000 shares. Directors who are also employees of the Corporation or the Bank are not eligible to participate in this 1992 Plan.


                             PROPOSAL 1

                        ELECTION OF DIRECTORS

     The Certificate of Incorporation and the Bylaws of the Corporation provide for the election of directors by the shareholders. For this purpose, the Board of Directors is divided into three classes, as nearly equal in size as possible, with one class elected each year for a three-year term, to hold office until the end of such term and until successors have been elected and qualified. The terms of office of the members of one class expire and a successor class is elected at each annual meeting of the shareholders. The Corporation's Bylaws contain a special provision applicable only to a director who is also an officer of the Corporation; in such case, the officer/director shall be deemed to have resigned as a director should he or she, for any reason, no longer be an officer of the Corporation.

     At the Meeting, the terms of three directors, Willis H. Barton, Jr., Herbert E. Bullock and Francis J. Wiatr expire. They have been nominated to be elected each for a three-year term, expiring at the annual meeting in 2000. In addition, Betty F. Pacocha has been nominated to be elected to a two-year term, expiring at the annual meeting in 1999. In the event that any nominee for director is unable or declines to serve, which the Board of Directors has no reason to expect, the attorneys named in the proxy will vote for a substitute designated by the present Board of Directors.

     Nominations of persons for election to the Board of Directors may be made at a meeting of shareholders by or at the direction of the Board of Directors or by any shareholder of the Corporation entitled to vote for the election of directors at the meeting who complies with certain notice procedures set forth in the Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, must be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the Corporation's principal executive offices not fewer than 60 days nor more than 90 days prior to the annual meeting; provided, however, that if fewer than 50 days' notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the Meeting was mailed or such public disclosure was made. A shareholder's notice must set forth
(a) as to each person whom the shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such person, (iv) the total number of shares of capital stock of the Corporation that will be voted for each proposed nominee; and (v) any other information relating to such person that is required to be disclosed in solicitation of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected) and (b) as to the shareholder giving the notice (i) the name and address of such shareholder, as they appear on the Corporation's books, and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such shareholder.

     On August 21, 1997, the Board of Directors elected Joseph Carlson II to fill the remaining term of Anthony J. Nania, who retired from the Corporation. Mr. Carlson has over thirty years of banking experience and a strong financial background, which will complement the Board. In addition, Mr. Carlson sits on the boards of several local community organizations.

     On August 21, 1997, the Board of Directors elected Betty F. Pacocha to be nominated to a two-year term expiring in 1999. Ms. Pacocha has been an employee of the Bank since 1961 where she has served in a number of management positions. Ms. Pacocha is currently the Executive Vice President and Secretary of the Bank and Secretary of the Corporation.

     The following tables set forth information as of the Record Date based upon the Corporation's and the Bank's books and records and upon Questionnaires executed by the Corporation's and the Bank's directors and executive officers, regarding the nominees for election as directors at the Meeting and each director continuing in office. The tables include the total number and percentage of shares of Common Stock beneficially owned by each nominee and by all directors and executive officers as a group. Each person has sole voting and investment powers with respect to shares listed as being beneficially owned by them, except as indicated in the notes following the tables.

             NOMINEES FOR ELECTION FOR A THREE YEAR TERM


            Positions Held                            Common
            With the                         Term     Stock        Percent
            Corporation and                  Will     Bene-        of
            the Bank; Prin-        Has       Expire   ficially     Common
            cipal Occupation       Served    at the   Owned        Stock
            During the Past        as a      Annual   as of        Bene-
            Five Years and         Director  Meeting  September 4, ficially
Name        Directorships     Age  Since     in       1997         Owned
Willis H.
Barton, Jr. Director;
            Retired Partner    75  1987(1)    2000     24,250(2)   0.63%
            in W.G. Barton
            & Son;
            Director of
            New Milford
            Center Cemetery
            Association
            and New Milford
            Hospital,
            New Milford, CT

Herbert E.
Bullock     Director;
            Employee, Echo    62    1987(3)    2000     16,400(4)   0.43%
            Bay Marina,
            New Milford, CT

Betty F.
Pacocha     Director;
            Secretary of      63    1997(5)    1999     31,126(6)   0.81%
            the Corporation
            and Executive
            Vice President
            and Secretary of
            the Bank

Francis J.
Wiatr       Director;
            Chairman,
            President,        47     1994(7)   2000     130,581(8)   3.30%
            and CEO of
            the Corporation
            and Bank;
            Former President
            and CEO, Bank of
            Waterbury,
            Waterbury, CT;
            Former Senior
            Executive Vice
            President,
            Citytrust,
            Bridgeport, CT

(1) Mr. Barton has been a director of the Corporation since its formation in 1987. Mr. Barton has been a director of the Bank since 1970.
(2) Includes 5,000 shares held jointly with spouse, 1,250 shares held by spouse and daughter, 2,000 shares held directly and options to purchase 16,000 shares of Common Stock exercisable within 60 days of the Record Date.
(3) Mr. Bullock has been a director of the Corporation since its formation in 1987. Mr. Bullock has been a director of the Bank since 1972.
(4) Includes 400 shares held jointly with spouse and options to purchase 16,000 shares of Common Stock exercisable within 60 days of the Record Date.
(5) Ms. Pacocha was elected a Director of the Corporation and the Bank by the Board of Directors on August 21, 1997. Ms. Pacocha has been an employee of the Bank since 1961 and she has served as Secretary of the Corporation since 1992.
(6) Includes 3,626 shares held directly by Ms. Pacocha and options to purchase 27,500 shares of Common Stock exercisable within 60 days of the Record Date.
(7) Mr. Wiatr was appointed President of the Corporation and President and Chief Executive Officer ("CEO") of the Bank on March 21, 1994. He was appointed Chairman and CEO of the Corporation and Chairman of the Bank on August 5, 1997, to replace the retiring Anthony J. Nania as Chairman and CEO of the Corporation and Chairman of the Bank.
(8) Includes 5,581 shares held directly by Mr. Wiatr and options to purchase 125,000 shares of common stock exercisable within 60 days of the Record Date.

                   DIRECTORS CONTINUING IN OFFICE

             Positions
             Held With the                                 Shares
             Corporation                        Term       of
             and the Bank;                      Will       Common       Percent
             Principal                          Expire     Stock        of
             Occupation              Has        At         Bene-        Common
             During the              Served     the        ficially     Stock
             Past Five               as a       Annual     Owned as of  Bene-
             Years and               Director   Meeting    September 4, ficially
             Directorships   Age     Since      in         1997         Owned
Joseph
Carlson II   Director;
             Former Vice
             Chairman        58      1997(1)    1999       13,000(2)    0.34%
             and CFO of
             Centerbank
             and Center
             Financial

Laurie G.
Gonthier     Director;
             Vice President- 47      1990       1998        21,000(3)   0.55%
             Investments
             for Paine
             Webber,
             Middlebury, CT

Dr. John V.
Haxo         Director;
             Retired Surgeon  73     1987(4)     1998       17,000(5)   0.44%

Suzanne L.
Powers       Director;
             Attorney;        59      1988       1998       26,000(6)   0.68%
             Judge of
             Probate

Mary C.
Williams     Director;
             Former Vice      58      1990       1999       76,000(7)   1.97%
             President of
             J & J Log and
             Lumber Corp.

All Directors and                                          417,299(8)  10.04%(9)
Executive Officers as
a Group (16 Persons)

(1) Mr. Carlson was elected a Director of the Corporation and the Bank by the Board of Directors on August 21, 1997 to fill the vacancy created by Mr. Nania upon his retirement from the Corporation and the Bank.
(2) Includes 10,000 shares held directly by Mr. Carlson and options to purchase 3,000 shares of Common Stock exercisable within 60 days of the Record Date.
(3) Includes 2,500 shares held jointly by Mr. Gonthier with his spouse, 2,500 shares in Mr. Gonthier's Individual Retirement Account and options to purchase 16,000 shares of Common Stock exercisable within 60 days of the Record Date.
(4) Dr. Haxo has been a director of the Corporation since its formation in 1987. Dr. Haxo has been a director of the Bank since 1973.
(5)  Includes 1,000 shares held directly by Dr. Haxo and options to purchase
     16,000 shares of Common Stock exercisable within 60 days of the Record
     Date.
(6) Includes 1,000 shares held directly by Ms. Powers, 4,000 shares held jointly by Ms. Powers with her spouse, 5,000 shares held by Ms. Powers' spouse and options to purchase 16,000 shares of Common Stock exercisable within 60 days of the Record Date.
(7) Includes 60,000 shares held directly by Ms. Williams and options to purchase 16,000 shares of Common Stock exercisable within 60 days of the Record Date.
(8) Includes 320,500 shares issuable upon the exercise of options exercisable by such persons within 60 days of the Record Date.
(9) For the purpose of calculating the percentage of Common Stock beneficially owned by the persons listed in the table, including the directors and executive officers as a group, the total number of shares outstanding includes the 320,500 shares issuable upon the exercise of options which may be exercised by such persons within 60 days of the Record Date (the "Option Shares").

     THE NOMINEES FOR DIRECTOR MUST BE ELECTED BY A MAJORITY OF THE SHARES
PRESENT IN PERSON OR BY PROXY AT THE ANNUAL MEETING.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
PROPOSED NOMINEES.

Section 16 Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), requires the Corporation's directors and executive officers, and persons who own more than ten percent of a registered class of the Corporation's equity securities (collectively referred to as the "Insiders"), to file with the Securities and Exchange Commission and NASD initial reports of ownership and reports of changes in ownership of any securities of the Corporation. Insiders are required by the Exchange Act to furnish the Corporation with copies of all Section 16(a) reports they file. Based solely on a review of the copies of such reports furnished to the Corporation and written representations that no other reports were required, the Corporation believes that during the fiscal year ended June 30, 1997, all
Section 16(a) required filings applicable to the Corporation's Insiders were made.


                       EXECUTIVE COMPENSATION

     The following Cash Compensation Table sets forth cash compensation and certain other compensation paid or accrued by the Corporation or the Bank for services in all capacities rendered during fiscal years ended June 30, 1997, 1996 and 1995 to the Corporation's CEO and the three most highly compensated executive officers of the Corporation and the Bank, other than the CEO, whose cash compensation for the fiscal year ended June 30, 1997 exceeded $100,000 (together, the "Named Executives").


                     Summary Compensation Table
                                                             Long Term
                                                             Compensation
                        Annual Compensation                   Awards
    (a)               (b)    (c)     (d)       (e)             (g)      (i)
                                                                        All
                                                                        Other
 Name and                                      Other Annual             Compen-
 Principal                                     Compensation  Options/   sation
 Position            Year  Salary($) Bonus($)      ($)       SARs(#)    ($)(12)
Anthony J. Nania(1)  1997 $ 69,538 $   -        $    -          -       $4,261
 Past Chairman/      1996  150,000  20,000(2)        -        60,000     4,573
 CEO of the          1995  150,000  37,570(3)        -        20,000     6,300
 Corporation and
 Past Chairman
 of the Bank

Francis J. Wiatr(1)   1997 $170,000 $75,000(4)   $    -          -      $6,103
 Chairman, President  1996  168,462  65,000(5)        -        50,000    4,676
 and CEO of the       1995  160,000  57,570(6)        -          -         959
 CEO of the
 Corporation
 and the Bank

Thomas W. Grant       1997  $95,000 $25,000(7)    $   -           -      $3,622
 Senior Vice          1996   93,847   7,500(8)        -        15,000     2,942
 President of the     1995   80,000  42,759(9)        -           -         518
 Bank

B. Ian McMahon        1997  $94,423 $ 7,500(10)   $   -           -      $3,693
 Senior Vice          1996   89,419  15,000(11)       -         8,000     2,882
 President & CFO      1995   81,681     -             -           -       2,857
 of the Bank

(1) On August 5, 1997, Mr. Wiatr was appointed Chairman and CEO of the Corporation and Chairman of the Bank to replace Mr. Nania who retired as Chairman and CEO of the Corporation and Chairman of the Bank.
(2) Mr. Nania received a performance bonus of $20,000 for the 1996 fiscal year.
(3) Mr. Nania received a performance bonus valued at $37,570. The amount shown reflects the total amount of cash bonus and the dollar value of stock option bonus (measured as the market value of the underlying stock on the date of grant minus the exercise price) paid or earned during the 1995 fiscal year.
(4) Mr. Wiatr will receive a performance bonus of $75,000 for the 1997 fiscal year, the payment of which is deferred until October 31, 2001 and which is conditioned upon the stock performance of the Corporation.
(5) Mr. Wiatr will receive a performance bonus of $65,000 for the 1996 fiscal year, the payment of which is deferred until October 31, 2000 and which is conditioned upon the stock performance of the Corporation.
(6) Mr. Wiatr received a performance bonus totaling $57,570 for the 1995 fiscal year.
(7) Mr. Grant received a performance bonus totaling $25,000 for the 1997 fiscal year.
(8) Mr. Grant received a performance bonus totaling $7,500 for the 1996 fiscal year.
(9) Mr. Grant received bonuses totaling $42,759 for the 1995 fiscal year. Mr. Grant received $15,000 as a stipulation to his being hired by the Bank on June 20, 1994 and an additional performance bonus of $27,759 for the 1995 fiscal year.
(10) Mr. McMahon received a performance bonus totaling $7,500 for the 1997 fiscal year.
(11) Mr. McMahon received a performance bonus totaling $15,000 for the 1996 fiscal year.
(12) The amounts reported for All Other Compensation include the following:
     (i) Term life insurance premiums paid by the Corporation or the Bank in fiscal year 1997, 1996 and 1995 on behalf of each of the named executives: Mr. Nania, $2,098, $1,573 and $1,573, respectively; Mr. Wiatr, $1,475, $1,100 and $959, respectively; Mr. Grant, $547, $547 and $518, respectively; and Mr. McMahon, $410, $407 and $407, respectively; and (ii) Contribution match paid by the Bank under the Bank's 401K Plan in fiscal year 1997, 1996 and 1995 on behalf of Mr. Nania of $2,163, $3,000 and $4,727 respectively; Mr. Wiatr, $4,628 and $3,576 for 1997 and 1996 respectively; Mr. Grant $3,075 and $2,395 for 1997 and 1996 respectively and Mr. McMahon, $3,283, $2,475 and $2,450 for 1997, 1996 and 1995, respectively.

    Aggregated Option/SAR Exercises in Fiscal Year Ended June 30, 1997
                  and June 30, 1997 Option/SAR Value Table
(a)                (b)      (c)           (d)              (e)
                                          Number of        Value of Unexercised
                                          Unexercised      In-the-Money
                                          Options/SARs     Options/SARs
             Shares Acquired  Value(a)    at June 30, 1997 at June 30, 1997
Name         on Exercise(#)   Realized($) Exercisable/
Exercisable/                              Unexercisable
Unexercisable(1)
Anthony J. Nania    -        $   -         115,000 /    0     $697,995 /$  -
Francis J. Wiatr    -            -         125,000 /    0     $770,313 /$  -
Thomas W. Grant     -            -          15,000 /    0     $ 77,813 /$  -
B. Ian McMahon      -            -          20,000 /    0     $124,500 /$  -

(1) Based on the average of the bid and asked price of the Corporation's common stock as reported on The Nasdaq Stock Market on June 30, 1997.

Employment Agreements

     The Bank currently has an Employment Agreement with Mr. Wiatr.  Mr.
Wiatr's agreement provides for an annual base compensation of $170,000.   Mr.
Wiatr also agrees to serve as director of the Corporation and the Bank
(for so long as he continues as an officer of the Corporation and Bank) for which he will receive no additional compensation. The Agreement also provides for certain customary benefits, including an automobile allowance and country club membership.

     Mr. Wiatr's agreement provides that if the Corporation or the Bank experiences a change in control, Mr. Wiatr will be entitled to receive a lump sum cash payment equal to three times the greater of his compensation for the last full fiscal year preceding the change in control or the average of such compensation for the last three full fiscal years. In no event shall such payments be made in an amount which would cause them to be deemed "excess parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended. If Mr. Wiatr is terminated before a change in control occurs, no severance would be due other than a continuation of benefits for three months and payment for unused vacation time.

     The agreement provides that for a period of two (2) years following Mr. Wiatr's employment with the Bank, he shall not engage in, render advice or assistance to or be employed on a compensation basis by any person, firm or entity which is in competition (as defined in the agreement) with the Bank. In addition, Mr. Wiatr agrees in the agreement not to use or reveal, at any time during or after the term of the agreement, any confidential information that he has received during the course of his employment at the Bank.

     The Bank has entered into one-year change of control agreements with Messrs. Grant and McMahon and two other executive officers of the Bank. The agreements provide that, in the event of a change in control of the Corporation or Bank, the executive will be entitled to a lump sum cash payment equal to the greater of his or her compensation for the last full fiscal year preceding the change in control or the average of such compensation for the last three full fiscal years. In no event shall such payments be made in an amount which would cause them to be deemed "excess parachute payments" under Section 280G of the Internal Revenue Code, as amended.

     The Corporation and Bank entered into a Consulting Agreement with Mr. Nania upon his retirement from the Corporation and Bank. In return for consulting services and a covenant not to compete, Mr. Nania will be paid $75,000 for each of the two years of the Consulting Agreement.


                       EMPLOYEE BENEFIT PLANS

Pension Plan

     The Bank maintains a non-contributory defined benefit pension plan (the "Pension Plan") that is qualified under the Internal Revenue Code and complies with the requirements of the Employee Retirement Income Security Act of 1984 ("ERISA").

     Effective September 1, 1993 the Pension Plan was curtailed and the crediting of additional benefits to participants under the Pension Plan discontinued. Distributions of vested benefits will be made after the retirement of vested participants. If a participant terminates employment before attaining the normal retirement date as set forth in the Pension Plan, the Pension Plan's vesting provisions will govern whether such participant is entitled to any benefits pursuant to such Pension Plan.

     The Pension Plan covers full-time employees, as of September 1, 1993, who had attained the age of 21 years and had completed at least six months service with the Bank at September 1, 1993. The Pension Plan provides in general for monthly payments to or on behalf of each covered employee upon such employee's retirement at age 62 or 65, depending upon whether their employment began before April 1, 1976, or after that date. Annual payments are based upon the employee's basic annual compensation for the highest paid three years of employment through September 1, 1993 and such employee's covered months of service to a maximum of 60 percent.

     The Pension Plan provides for optional early retirement benefits provided a participant has attained age 58 and completed at least 25 years of service with the Bank or attained the age of 62 depending on whether their employment began before April 1, 1976 or after that date. The Pension Plan also provides death benefits comparable to the benefits offered in the case of early retirement. To fund the benefits provided by the Pension Plan, the Bank makes an annual contribution, if required, for the benefit of eligible employees computed on an actuarial basis. No contribution was required or made during the last fiscal year. Contributions to the Pension Plan fund are paid entirely by the Bank and expenses of administering the Pension Plan are paid from the fund.

     The Bank also maintains a supplemental pension plan to provide retirement benefits for key employees who are not covered under the Pension Plan.

     The following table illustrates annual pension benefits for retirement in fiscal 1997 at age 65 under the most advantageous Pension Plan provisions available for various levels of compensation and years of service. The Bank's Pension Plan does not provide for Social Security integration.

                                   Pension Plan Table
   Average Final                     Years of Service(b)
    Earnings(a)       15 Years  20 Years  25 Years  30 Years 35 Years
    $ 25,000          $ 7,500   $10,000   $12,500   $15,000  $15,000
      50,000           15,000    20,000    25,000    30,000   30,000
      75,000           22,500    30,000    37,500    45,000   45,000
     100,000           30,000    40,000    50,000    60,000   60,000
     125,000           37,500    50,000    62,500    75,000   75,000
     150,000           45,000    60,000    75,000    90,000   90,000

(a)  Average of highest three years of annual compensation.
(b) Benefits are computed based on the participant's average of highest three years of annual compensation and the number of months of service, up to a maximum of 60%. The Pension Plan does not provide for Social Security integration.

     As of June 30, 1997, Mr. Nania's salary for pension benefit purposes was $146,957, he had one year of service accrued, and his estimated accrued annual pension benefit payable upon retirement assuming full vesting (which amount was frozen effective September 1, 1993) was $2,939. No amounts would be payable to Messrs. Wiatr, Grant or McMahon pursuant to the Pension Plan.


Savings and Protection Plan

     Effective April 1, 1994 the Bank amended its Profit-Sharing Plan to add a 401K provision. This part of the Plan allows for a defined contribution by employees with a match by the Bank of 50% on the first 6% of an employee's salary. If an employee elects to contribute greater than 6% of his or her salary, the Bank's match is capped at 50% of 6% of the employee's salary.
The Bank's matching contribution for the 1997 fiscal year, covering the period from July 1, 1996 to June 30, 1997, was $61,972. All contributions under the 401K are vested when made, except to the extent adjustment may be necessary to comply with applicable allocation restrictions which apply to 401K plans generally.

     The Bank maintains a non-contributory profit-sharing feature to the Profit Sharing Plan which benefits all full-time employees and follows the same eligibility requirements contained in the Bank's Pension Plan. The amounts contributed to the Profit-Sharing Plan are determined annually by the Board of Directors of the Bank on a discretionary basis. No contributions were made to the profit-sharing feature of the Profit Sharing Plan in the fiscal year ended June 30, 1997.

     The Board of Directors of the Bank reviews the structure of the Profit-Sharing Plan annually, and makes whatever adjustments it deems appropriate. The Bank has no long-term agreement or commitment to maintain the Profit-Sharing Plan.


     REPORT OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     The Board of Directors as a whole makes decisions on compensation for executive officers (with Mr. Wiatr and Ms. Pacocha not participating in decisions concerning their compensation). The Board is currently comprised of nine members. Because the business of the Corporation currently consists of the business of the Bank, no separate cash compensation is paid to the executive officers of the Corporation. Except for Mr. Wiatr, who participated in discussions concerning Ms. Pacocha's compensation, no other members of the Board who participated in these decisions are employed by the Corporation or the Bank, neither do any of these members have an interlocking relationship with a compensation committee of another entity, nor do they participate in any of the Corporation's or Bank's executive compensation plans.

     In addition, the Salary and Benefits Committee, none of whose members are employees of the Corporation or the Bank, makes recommendations to the Board of Directors concerning the grant of stock options pursuant to the 1986 Plan to employees, including director and non-director executive employees. Based on these recommendations, the Board of Directors makes decisions regarding the grant of any such options (with Mr. Wiatr and Ms. Pacocha not participating in decisions concerning themselves). This Committee also makes recommendations to the Board of Directors on compensation for other officers and employees and on other benefit plans for employees of the Corporation and the Bank.

     The Board of Directors does not have formal compensation policies. The Board does, however, consider the Corporation's and the Bank's performance, the accomplishment of business objectives, and the individual's contribution to earnings and shareholder value in setting senior officer compensation levels. The Board also considers the compensation paid by peer group institutions with the goal of being competitive in the attraction and retention of qualified executives. The two principal components of executive officers' compensation are salary and stock options granted under the Corporation's 1986 Plan. The Board considers granting bonuses only when it determines that performance is meritorious and exceptional, and only after consideration of such factors as the Bank's performance for such year compared to prior years, and the time and effort exerted by management. These decisions are made on a judgmental basis, and not according to a specific formula. The Board chose to recognize meritorious performance by Messrs. Wiatr, Grant and McMahon in the fiscal year ended June 30, 1997 by the payment of a cash bonus as reflected in the Summary Compensation Table.

Board of Directors of the Corporation and the Bank
Willis H. Barton, Jr.             Suzanne L. Powers
Herbert E. Bullock                Francis J. Wiatr (not as to himself)
Laurie G. Gonthier                Mary C. Williams
John V. Haxo

Please note that Mr. Carlson and Ms. Pacocha, appointed to the Board of Directors, August 21, 1997, did not participate in compensation discussions for the fiscal year ended June 30, 1997. Mr. Nania, who retired August 5, 1997, did participate as described above.


                          PERFORMANCE GRAPH

     The following graph compares over the last five years the cumulative total shareholder return on the Corporation's Common Stock, based on the market price of the Corporation's Common Stock, with the cumulative total return of companies on the S&P 500 Index and the reported total return of companies on the KBW New England Savings Bank Index. Total return values were calculated based on cumulative total return values assuming reinvestment of dividends. The graph assumes a $100 investment on June 30, 1992.


               TRANSACTIONS WITH MANAGEMENT AND OTHERS

     During the fiscal year ended June 30, 1997, certain directors and officers of the Corporation and the Bank and associates of such directors and officers have been and currently are customers of the Bank and the Corporation and have had banking and other transactions with the Bank and the Corporation. All transactions, including loans, if any, made to such persons and their associates (a) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers of the Bank, (b) were made in the ordinary course of business, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

     During the fiscal year ended June 30, 1997 the Bank and the Bank's Pension Plan and Profit-Sharing Plan paid PaineWebber fees or commissions totaling $71,542, of which approximately $14,670 was earned by Director Laurie G. Gonthier a Vice President of Marketing for PaineWebber, in Middlebury, Connecticut. During the fiscal year ended June 30, 1997 the Bank paid legal fees totaling $6,496 to the law firm of Powers & Powers of which director Suzanne L. Powers is a partner. During the fiscal year ended June 30, 1997 the Bank paid legal fees totaling $918 to the law firm of Nania & Drury of which Anthony J. Nania, past Chairman and CEO of the Corporation and past Chairman of the Bank, is a partner.

                             PROPOSAL 2

        AMENDMENT OF THE 1986 STOCK OPTION AND INCENTIVE PLAN

     The Board of Directors has adopted an amendment to the Corporation's 1986 Stock Option and Incentive Plan (the "Plan") subject to approval by shareholders, pursuant to which the aggregate number of shares of stock subject to options which may be granted under the Plan will increase from its present 446,000 shares to 525,000 shares (an increase of 79,000 shares). Set forth below is a description of the Plan substantially in the form presented in the Bank's 1986 proxy statement pursuant to which the shareholders originally approved the Plan. The Plan was amended by the shareholders in October 1994 to extend the term of the Plan until 2005, to increase the number of option shares from 296,000 to 446,000 and to make other technical changes. The Plan is designed to allow the Corporation and the Bank to attract and to retain key personnel through the use of an executive stock incentive plan. The Plan provides for incentive stock options and nonqualified stock options ("Stock Options"), stock appreciation rights ("SAR"), and performance awards. The maximum number of shares reserved for the Plan is presently 446,000 and, if the amendment is approved, will increase to 525,000.

     The Amendment is subject to approval by the shareholders. Options already granted pursuant to the Plan are not affected by the proposed Amendment. Although utilizing the language of the Plan as amended in 1994, the Amendment will be deemed to be a new plan for the purposes of Internal Revenue Code of 1986, as amended, Section 422(b)(3) with respect to all options not previously granted.

     The Plan is administered by the Salary and Benefits Committee of the Board of Directors. The Committee will select full-time key employees eligible to participate, determine the terms of the awards, interpret the Plan and make all other determinations for administering the Plan. No person who may be in a position to receive a Plan option may be a member of the Salary and Benefits Committee; therefore, Mr. Wiatr and Ms. Pacocha are not and may not be (as long as they are full-time employees) members of that Committee.

     The Plan provides that certain of the Stock Options are intended to qualify as "Incentive Stock Options" within the meaning of Section 422A of the Code. Incentive Stock Options may entitle the optionees to favorable federal income tax treatment if certain required holding periods are met. Other Stock Options will be granted as nonqualifying Stock Options.
Incentive Stock Options will be issued at an option price based upon the fair market value of the shares of Common Stock on the date of grant.
Nonqualifying Stock Options will be issued at an option price determined by the Board, but may not be less than 85 percent of the market value of the Corporation's stock at the time the option is issued. Exercise of a Stock Option will be subject to terms and conditions set by the Board and set forth in the instrument evidencing the Stock Option. Stock Options may be exercised with either cash or shares of Common Stock. The date of expiration of a Stock Option will be fixed by the Board, but may not be longer than ten years from the date of grant.

     For an option to qualify as an incentive option, the optionee generally must be an employee of the Corporation or a subsidiary from the date the option is granted through a date within three months before the date of exercise.

     As to incentive options, the Corporation will not be entitled to any deduction for tax purposes upon grant or exercise of an incentive option if the optionee holds the shares for at least two years after the date of grant or one year from the date of option exercise, whichever is later. If all of the requirements for incentive stock options are met, except for the special holding period rules set forth in the preceding sentence, the Corporation will be allowed a deduction when the optionee disposes of the stock, generally in an amount equal to the excess of the fair market vale of the stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). When the optionee exercises a nonqualifying option, the Corporation will be entitled to a tax deduction in an amount equal to the difference between the exercise price and the fair market value of the stock on the date of exercise (or, if the optionee is subject to certain restrictions imposed by the securities laws, upon lapse of those restrictions, unless the optionee makes a special tax election within 30 days after exercise to have income determined without regard to restrictions). An optionee of nonqualified options will not recognize income for federal income tax purposes on the grant of options, but will recognize ordinary income on the date of exercise equal to the difference between the exercise price and the fair market value of the stock acquired through exercise of the option.

     SARs may be granted in conjunction with all or any part of any Stock Option. SARs entitle the holder of a Stock Option with respect to which SARs are granted to surrender the Stock Option, or any applicable unexercised portion thereof, and to receive the difference (the "SAR Difference") between
(i) fair market value of the shares of Common Stock subject to the surrendered option at the time the SARs are exercised and (ii) the option price of such shares. The Bank, at the sole discretion of the Board, will pay such difference either by delivery of shares of Common Stock or cash or some combination of Common Stock and cash. SARs may be exercised at such time or times and to the extent, but only to the extent, that the related Stock Options may be exercised, and only after the holder has held the SAR and related Stock option for a period of at least six months. The SAR holder will recognize income for federal income tax purposes, and the Corporation will be entitled to a deduction for federal income tax purposes, upon receipt of and in the amount of the SAR Difference.

     Performance awards may be granted by the Board from time to time as an additional incentive to management accountability and as a means of performance measurement. Awards may be measured against individual achievements, those of the Corporation or both. Upon making an award, the Board will determine the stated value of such award (the "Stated Value"). The Stated Value will be a function of the fair market value of a share of Common Stock. The earnings of an award (the "Performance Shares") by the key employee will be calculated by reference to a performance target for such shares for a prescribed period of time. The performance target will be based on a specific dollar amount of growth or on a percentage rate of improvement in such elements as the Corporation's earnings per share, net income before securities transactions, return on equity or other such measures related to growth or improvement of the Corporation as the Board shall determine. To the extent that a performance target is either not achieved or is exceeded, the Board shall determine the value deemed to have been earned. Performance Share payments will be made in cash or Common Stock or some combination of cash and Common Stock, at the discretion of the Board. The recipient will recognize income for federal income tax purposes, and the Corporation will be entitled to a deduction for federal income tax purposes, in the amount of and at the time of earning Performance Shares.

     Stock Options and SARs will expire based upon a schedule following termination of employment due to retirement, disability or death. All Performance Shares covered by a performance award agreement at the time of termination of employment due to retirement, disability or death will be subject to payment at the end of their term, in the determination of the Board. Upon their termination of employment for any reason other than retirement, disability or death, all Stock Options and SARs will terminate on the earlier of their expiration date or thirty days following termination. In no event may a Stock Option or SAR be exercised after the expiration of its term.

     At the present time, the Salary and Benefits Committee has not identified any potential recipients of Stock Options, SARs or Performance Shares which may be granted in the future under the proposed amendment to the Plan. Currently, 21,464 option shares are available for grant under the Plan; there are no SARs or Performance Shares outstanding. Future awards may be granted to any full-time employee of the Bank or Corporation, of which there were approximately 124 as of June 30, 1997. The 79,000 additional option shares would have a market value of $1,051,688 in the aggregate based upon a fair market value of $13.3125 per share on September 4, 1997.

     THE ADOPTION OF THE AMENDMENT TO THE 1986 STOCK OPTION AND INCENTIVE PLAN MUST BE RATIFIED BY THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE VOTES PRESENT IN PERSON OR BY PROXY, AT THE ANNUAL MEETING.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE AMENDMENT TO THE 1986 STOCK OPTION AND INCENTIVE PLAN.

                             PROPOSAL 3

    RATIFICATION OF THE APPOINTMENT OF COOPERS & LYBRAND AS INDEPENDENT
              AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 1998

     The Board of Directors of the Corporation has made arrangements with Coopers & Lybrand, independent certified public accountants, to be its independent auditors for the fiscal year ending June 30, 1998 subject to ratification by the Corporation's shareholders. Neither the firm nor any of its partners has any direct or indirect financial interest in, or any connection (other than as independent auditors) with the Corporation or the Bank. A representative of Coopers & Lybrand is expected to be present at the Meeting and will be provided with an opportunity to make a statement if he or she desires to do so and to respond to shareholders' questions.

     THE INDEPENDENT AUDITORS MUST BE RATIFIED BY A MAJORITY OF THE VOTES PRESENT IN PERSON OR BY PROXY AT THE ANNUAL MEETING.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" RATIFICATION.


                        SHAREHOLDER PROPOSALS

     Proposals of the Corporation's shareholders intended to be presented at the 1998 annual meeting of the Corporation must be received by the Corporation not later than May 26, 1998, to be included in the Corporation's proxy statement and form of proxy relating to that meeting. Any such proposal must comply with Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.


                            OTHER MATTERS

     At the time of preparation of this Proxy Statement, the Board of Directors of the Corporation knew of no other matters to be presented for action at the Meeting other than as set forth in the Notice of Annual Meeting of Shareholders and described in this Proxy Statement. If any other matters properly come before the Meeting or any adjournment(s) thereof, the proxies will be voted in accordance with the determination of a majority of the Board of Directors.

                              By order of the Board of Directors,


                              BETTY F. PACOCHA
                              Secretary

September 22, 1997